Property Solutions Acquisition Corp.

654 Madison Avenue, Suite 1009

New York, NY 10065

June 21, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Geoffrey Kruczek, Staff Attorney

Asia Timmons-Pierce, Staff Attorney

Re:	Property Solutions Acquisition Corp. Registration Statement on Form S-4 Amendment No. 1 Filed on May 28, 2021 File No. 333-255027

Ladies and Gentlemen:

This letter sets forth the responses of Property Solutions Acquisition Corp. (the “Company,” “PSAC,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 16, 2021 (the “Comment Letter”) relating to the Registration Statement on Form S-4 filed on April 5, 2021, as amended on June 1, 2021 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement (“Amendment No. 2”) which reflects these revisions and generally updates certain information in the Registration Statement.

  To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the proxy statement/consent solicitation statement/prospectus included in Amendment No. 2 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Selected Historical Financial Information of PSAC, page 23

1.	Please revise the table to show the weighted average shares outstanding for the period from February 11, 2020 (inception) through March 31, 2020, which appears to be 5,200,000 shares.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to show the weighted average shares outstanding for the period from February 11, 2020 (inception) through March 31, 2020 of 5,200,000 shares. Please see page 23 of Amendment No. 2.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 24

2.	In the balance sheet data as of March 31, 2021, it appears total stockholders’ deficit should be $937,077. Also, please appropriately re-label this line item since the amounts represent total stockholders' equity.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Stockholders’ equity in the balance sheet data as of March 31, 2021 has been updated to align with the latest stockholders’ equity amount per the Unaudited Pro Forma Condensed Combined Balance Sheet on page 116. The stockholders’ equity amount is now $903,641 due to an update to the exchange ratio and certain changes in the settlement of amounts in the vendor trust (see note 3(F) of the Unaudited Pro Forma Condensed Combined Financial Information). Additionally, the line item has been re-labeled to stockholders' equity. Please see page 26 of Amendment No. 2.

June 21, 2021

Comparative Per Share Data, page 27

3. Please revise the first paragraph in the headnote to clarify pro forma book value per share information is presented as if the merger had been completed on March 31, 2021 and remove book value per share disclosures as of December 31, 2020. In addition, in regard to the FF (historical) column, as of and for the period ended March 31, 2021, we have the following comments:

●	Please demonstrate to us how you determined book value per share - class A and B was ($10.98).

●	Please reconcile or revise the weighted average shares outstanding – Class A and Class B, based on the number of shares presented on the unaudited consolidated statement of operations for the three months ended March 31, 2021 on page F-3.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. The first paragraph in the headnote has been revised to clarify pro forma book value per share information is presented as if the merger had been completed on March 31, 2021 and the book value per share disclosures have been removed as of December 31, 2020. Please see pages 27 and 28 of Amendment No. 2.

●	The book value per share – Class A and B is calculated by dividing the total stockholders’ deficit of ($2,066,800) by the number of issued and outstanding shares of Class A and B Ordinary Stock of 200,166,434 as of March 31, 2021 (see Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit on F-4). The Book Value Per Share – Class A and B has been updated to properly reflect this calculation and is now ($10.33). Please see page 28 of Amendment No. 2.

●	The weighted average shares outstanding has been revised to align with the number of shares presented on the unaudited consolidated statement of operations for the three months ended March 31, 2021 on page F-3. The FF (historical) weighted average shares outstanding is now appropriately reflected as 198,359,348. Additionally, the Pro Forma Combined weighted average shares outstanding have been updated to reflect the change in the exchange ratio from 0.13625 to 0.13957. The Comparative Per Share, Unaudited Pro Forma Condensed Combined Financial Information, and related disclosures have been updated to reflect both of these changes. Please see page 28 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 112

4. We appreciate your response to prior comment six. In regard to Note 3, please further address the following:

●	Revise (F) to clarify whether the adjustment to notes payable is $158.1 million (per the pro forma balance sheet) or $155.8 million (per note 3(F)).

●	In regard to (BB), your response indicates the remaining interest expense for the year ended December 31, 2020, relates to capital lease interest and interest related to accounts payable invoices. We assume the remaining interest expense for the period ended March 31, 2021 also relates to debt issued during the interim period that will remain outstanding. Expand (BB) to clarify what the remaining interest expense for the year ended December 31, 2020 and the period ended March 31, 2021 relate to.

Response: The Company has revised the Registration Statement in response to the Staff’s comment as follows:

●	The adjustment to notes payable in note (3F) has been revised to align with the pro forma balance sheet amount of $158.1 million. Please see page 121 of Amendment No. 2.

June 21, 2021

●	With regards to (BB), you are correct that some of the remaining interest relates to debt that will remain outstanding. This is true for both the year ended December 31, 2020 and the period ended March 31, 2021; however, it is much more significant for the period ended March 31, 2021. (BB) has been expanded to include the following explanation:

The remaining interest expense in the Unaudited Pro Forma Condensed Combined Financial Information relates to notes payable that will remain outstanding, capital lease interest, and interest related to accounts payable invoices.

Please see pages 121 and 122  of Amendment No. 2.

FF's Management's Discussion and Analysis of Financial Condition and Results of Operations Business Combination and Public Company Costs, page 184

5.	We note your response to prior comment eight; however, there still remains an inconsistency between the disclosures related to transaction costs in the third paragraph with the disclosures in note 3(I) on page 121, specifically related to the portion of the $87.8 million in transaction costs that will be expensed as part of the business combination and will be recorded to additional paid-in-capital as equity issuance costs.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to remove the inconsistency in FF's Management's Discussion and Analysis of Financial Condition and Results of Operations Business Combination and Public Company Costs.  Please see page 184 of Amendment No. 2 for the following explanation (changes in italics):

Upon consummation of the Business Combination and the closing of the Private Placement, the most significant change in FF’s future reported financial position and results of operations is expected to be an estimated increase in cash (as compared to FF’s balance sheet as of March 31, 2021) of approximately $468.5 million, assuming maximum stockholder redemptions of 22,103,036 of the Public Shares, or $689.5 million, assuming no redemptions, including up to $795.0 million in gross proceeds from the Private Placement by the Subscription Investors. Total direct and incremental transaction costs of PSAC and FF are estimated at approximately $87.8 million, of which $24.8 million will be expensed as part of the Business Combination and the remaining $63.0 million will be recorded to additional-paid-in-capital as equity issuance costs.

The above disclosure also reflects changes to the redemption amounts due to changes in the exchange ratio and certain other changes, such as changes in the settlement of amounts in the vendor trust, as reflected in the Unaudited Pro Forma Condensed Combined Financial Information.

Fair Value of Ordinary Shares, page 202

6.	You discuss the use of a third-party valuation expert to determine the fair value of FF’s common stock. We also note on page 113 that the fair value of the Earnout Shares was based on a valuation from a third-party valuation specialist. Given your references to your reliance on third-party experts, please tell us your consideration to naming the experts and providing their consent.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to revise its disclosure on pages 113 and 203  of Amendment No. 2 to remove the references to a valuation specialist as follows (changes in italics):

FF determined the fair value of the Earnout Shares to be approximately $268.7 million based on a valuation using a Monte Carlo simulation with key inputs and assumptions such as stock price, term, dividend yield, risk-free rate, and volatility. The unaudited pro forma condensed combined financial statements do not reflect pro forma adjustments related to the recognition of the Earnout Shares because there is no net impact on stockholders’ equity on a pro forma combined basis.

In order to estimate the fair value of FF’s Class A Ordinary Stock, FF utilized more than one valuation approach. The April 2019 valuation and March 2020 valuation were completed prior to the contemplation of the Business Combination and, as such, income and market approaches were utilized in estimating the fair value. In the January 2021 valuation FF used a Hybrid Method, applying a probability-weighted expected return method (“PWERM”) to weight the indicated equity value determined under the option pricing model, income and market approaches for the scenario in which the Business Combination does not close, and the equity value implied by the planned Business Combination.

In line with the December 7, 2011 SEC Speech regarding Consents and Experts, FF  Management chooses to not make reference to the expert at all, and thus takes full responsibility for the valuations.

June 21, 2021

We hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Property Solutions Acquisition Corp.

By:	/s/ Jordan Vogel
Name:	Jordan Vogel
Title:	Co-Chief Executive Officer

cc:	Aaron Feldman, Property Solutions Acquisition Corp.

Dr. Carsten Breitfeld, FF Intelligent Mobility Global Holdings Ltd.

Zvi Glasman, FF Intelligent Mobility Global Holdings Ltd.

Ryan J. Maierson, Latham & Watkins LLP

David S. Allinson, Latham & Watkins LLP

Vijay S. Sekhon, Sidley Austin LLP

Michael P. Heinz, Sidley Austin LLP